FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

As of 4/30/2015

Ternium S.A.

(Translation of Registrant's name into English)

Ternium S.A.
29, Avenue de la Porte-Neuve

L-2227 Luxembourg

(352) 2668-3152

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F  Ö    Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes          No  Ö

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Not applicable

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended.

This report contains Ternium S.A.’s consolidated financial statements as of March 31, 2015.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TERNIUM S.A.

By: /s/ Pablo Brizzio                                                    By: /s/ Daniel Novegil

Name: Pablo Brizzio                                                  Name: Daniel Novegil

Title: Chief Financial Officer                                    Title: Chief Executive Officer

Dated: April 30, 2015

TERNIUM S.A.

Consolidated Condensed Interim Financial Statements as of March 31, 2015

and for the three-month periods

ended on March 31, 2015 and 2014

29 Avenue de la Porte-Neuve, 3rd floor

L – 2227

R.C.S. Luxembourg: B 98 668

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of March 31, 2015 and for the three-month periods ended March 31, 2015 and 2014

INDEX

		Page

Consolidated Condensed Interim Income Statements		2
Consolidated Condensed Interim Statements of Comprehensive Income		3
Consolidated Condensed Interim Statements of Financial Position		4
Consolidated Condensed Interim Statements of Changes in Equity		5
Consolidated Condensed Interim Statements of Cash Flows		7
Notes to the Consolidated Condensed Interim Financial Statements
1	General information and basis of presentation	8
2	Accounting policies	9
3	Segment information	10
4	Cost of sales	12
5	Selling, general and administrative expenses	13
6	Finance expense, Finance income and Other financial income (expenses), net	13
7	Property, plant and equipment, net	13
8	Intangible assets, net	14
9	Investments in non-consolidated companies	14
10	Distribution of dividends	17
11	Contingencies, commitments and restrictions on the distribution of profits	17
12	Related party transactions	22
13	Fair value measurement	23
14	Subsequent events	23

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of March 31, 2015 and for the three-month periods ended March 31, 2015 and 2014 (All amounts in USD thousands)

Consolidated Condensed Interim Income Statements

		Three-month period ended March 31,
	Notes	2015	2014
		(Unaudited)
Net sales	3	2,126,075	2,149,393
Cost of sales	3 & 4	(1,728,303)	(1,637,375)

Gross profit	3	397,772	512,018

Selling, general and administrative expenses	3 & 5	(197,366)	(195,600)
Other operating income (expenses), net	3	3,740	2,571

Operating income	3	204,146	318,989

Finance expense	6	(24,049)	(24,346)
Finance income	6	1,726	833
Other financial income (expenses), net	6	16,524	(822)

Equity in (losses) earnings of non-consolidated companies		(132,700)	2,650

Profit before income tax expense		65,647	297,304

Income tax expense		(87,808)	(109,080)

(Loss) Profit for the period		(22,161)	188,224

Attributable to:
Owners of the parent		(42,787)	149,996
Non-controlling interest		20,626	38,228

(Loss) Profit for the period		(22,161)	188,224

Weighted average number of shares outstanding		1,963,076,776	1,963,076,776

Basic and diluted (losses) earnings per share for (loss) profit attributable to the equity holders of the company (expressed in USD per share)		(0.02)	0.08

The accompanying notes are an integral part of these consolidated condensed interim financial statements. These consolidated condensed interim financial statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2014.

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of March 31, 2015 and for the three-month periods ended March 31, 2015 and 2014 (All amounts in USD thousands)

Consolidated Condensed Interim Statements of Comprehensive Income

	Three-month period ended March 31,
	2015	2014
	(Unaudited)
(Loss) Profit for the period	(22,161)	188,224

Items that may be reclassified subsequently to profit or loss:
Currency translation adjustment	(34,257)	(210,734)
Currency translation adjustment from participation in non-consolidated companies	(236,793)	48,227
Changes in the fair value of derivatives classified as cash flow hedges and others	(7,817)	(655)
Income tax relating to cash flow hedges	2,626	196
Changes in the fair value of derivatives classified as cash flow hedges from participation in non-consolidated companies	-	154
Others from participation in non-consolidated companies	(1,620)	(1,754)
Items that will not be reclassified subsequently to profit or loss:
Remeasurement of post employment benefit obligations	343	(21)

Other comprehensive loss for the period, net of tax	(277,518)	(164,587)

Total comprehensive (loss) income for the period	(299,679)	23,637

Attributable to:
Owners of the parent	(287,866)	64,224
Non-controlling interest	(11,813)	(40,587)

Total comprehensive (loss) income for the period	(299,679)	23,637

The accompanying notes are an integral part of these consolidated condensed interim financial statements. These consolidated condensed interim financial statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2014.

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of March 31, 2015 and for the three-month periods ended March 31, 2015 and 2014 (All amounts in USD thousands)

Consolidated Condensed Interim Statements of Financial Position

		Balances as of
	Notes	March 31, 2015		December 31, 2014
		(Unaudited)
ASSETS
Non-current assets
Property, plant and equipment, net	7	4,435,376		4,481,027
Intangible assets, net	8	936,236		948,886
Investments in non-consolidated companies	9	1,025,790		1,396,560
Deferred tax assets		41,947		31,626
Receivables, net		40,228		47,482
Trade receivables, net		-	6,479,577	91	6,905,672

Current assets
Receivables		114,706		112,229
Derivative financial instruments		4,529		4,338
Inventories, net		2,060,162		2,134,034
Trade receivables, net		750,314		720,214
Other investments		170,682		149,995
Cash and cash equivalents		265,523	3,365,916	213,303	3,334,113

Non-current assets classified as held for sale			14,699		14,756

			3,380,615		3,348,869

Total Assets			9,860,192		10,254,541

EQUITY
Capital and reserves attributable to the owners of the parent			4,997,093		5,284,959

Non-controlling interest			961,346		973,523

Total Equity			5,958,439		6,258,482

LIABILITIES
Non-current liabilities
Provisions		9,360		9,067
Deferred tax liabilities		617,754		611,126
Other liabilities		364,655		371,900
Trade payables		11,140		11,969
Borrowings		853,876	1,856,785	900,611	1,904,673

Current liabilities
Current income tax liabilities		58,479		51,083
Other liabilities		253,696		210,206
Trade payables		627,749		564,513
Derivative financial instruments		1,710		1,376
Borrowings		1,103,334	2,044,968	1,264,208	2,091,386

Total Liabilities			3,901,753		3,996,059

Total Equity and Liabilities			9,860,192		10,254,541

The accompanying notes are an integral part of these consolidated condensed interim financial statements. These consolidated condensed interim financial statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2014.

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of March 31, 2015 and for the three-month periods ended March 31, 2015 and 2014 (All amounts in USD thousands)

Consolidated Condensed Interim Statements of Changes in Equity

	Attributable to the owners of the parent (1)
	Capital stock (2)	Treasury shares	Initial public offering expenses	Reserves (3)	Capital stock issue discount (4)	Currency translation adjustment	Retained earnings	Total	Non-controlling interest	Total Equity

Balance as of January 1, 2015	2,004,743	(150,000)	(23,295)	1,475,619	(2,324,866)	(1,899,454)	6,202,212	5,284,959	973,523	6,258,482

Loss for the period							(42,787)	(42,787)	20,626	(22,161)
Other comprehensive income (loss) for the period
Currency translation adjustment						(240,726)		(240,726)	(30,324)	(271,050)
Remeasurement of post employment benefit obligations				209				209	134	343
Cash flow hedges and others, net of tax				(3,056)				(3,056)	(2,135)	(5,191)
Others				(1,506)				(1,506)	(114)	(1,620)

Total comprehensive loss for the period	-	-	-	(4,353)	-	(240,726)	(42,787)	(287,866)	(11,813)	(299,679)

Dividends paid in cash by subsidiary companies								-	(32,743)	(32,743)
Contributions from non-controlling shareholders in consolidated subsidiaries (5)								-	30,870	30,870
Sale of participation in subsidiary companies (6)								-	1,509	1,509

Balance as of March 31, 2015 (unaudited)	2,004,743	(150,000)	(23,295)	1,471,266	(2,324,866)	(2,140,180)	6,159,425	4,997,093	961,346	5,958,439

(1) Shareholders’ equity determined in accordance with accounting principles generally accepted in Luxembourg is disclosed in Note 11 (iii).

(2) The Company has an authorized share capital of a single class of 3.5 billion shares having a nominal value of USD 1.00 per share. As of March 31, 2015, there were 2,004,743,442 shares issued. All issued shares are fully paid.

(3) Include legal reserve under Luxembourg law for USD 200.5 million, undistributable reserves under Luxembourg law for USD 1.4 billion, hedge accounting reserve, net of tax effect, for USD (1.0) million and reserves related to the acquisition of non-controlling interest in subsidiaries according to IAS 27 for USD (58.9) million.

(4) Represents the difference between book value of non-monetary contributions received from shareholders under Luxembourg GAAP and IFRS.

(5) Corresponds to the contribution made by Nippon Steel Corporation in Tenigal, S.R.L. de C.V.

(6) Corresponds to the sale of the participation in Ferrasa Panamá S.A.

Dividends may be paid by Ternium to the extent distributable retained earnings calculated in accordance with Luxembourg law and regulations exist. Therefore, retained earnings included in these consolidated condensed interim financial statements may not be wholly distributable. See Note 11 (iii).

The accompanying notes are an integral part of these consolidated condensed interim financial statements. These consolidated condensed interim financial statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2014.

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of March 31, 2015 and for the three-month periods ended March 31, 2015 and 2014 (All amounts in USD thousands)

Consolidated Condensed Interim Statements of Changes in Equity

	Attributable to the owners of the parent (1)
	Capital stock (2)	Treasury shares	Initial public offering expenses	Reserves (3)	Capital stock issue discount (4)	Currency translation adjustment	Retained earnings	Total	Non-controlling interest	Total Equity

Balance as of January 1, 2014	2,004,743	(150,000)	(23,295)	1,499,976	(2,324,866)	(1,563,562)	5,897,039	5,340,035	998,009	6,338,043

Profit for the period							149,996	149,996	38,228	188,224
Other comprehensive income (loss) for the period
Currency translation adjustment						(84,088)		(84,088)	(78,419)	(162,507)
Remeasurement of post employment benefit obligations				(13)				(13)	(8)	(21)
Cash flow hedges, net of tax				(96)				(96)	(209)	(305)
Others				(1,575)				(1,575)	(179)	(1,754)

Total comprehensive income for the period	-	-	-	(1,684)	-	(84,088)	149,996	64,224	(40,587)	23,637

Balance as of March 31, 2014 (unaudited)	2,004,743	(150,000)	(23,295)	1,498,292	(2,324,866)	(1,647,650)	6,047,035	5,404,259	957,422	6,361,680

(1) Shareholders’ equity determined in accordance with accounting principles generally accepted in Luxembourg is disclosed in Note 11 (iii).

(2) The Company has an authorized share capital of a single class of 3.5 billion shares having a nominal value of USD 1.00 per share. As of March 31, 2014, there were 2,004,743,442 shares issued. All issued shares are fully paid.

(3) Include legal reserve under Luxembourg law for USD 200.5 million, undistributable reserves under Luxembourg law for USD 1.4 billion, hedge accounting reserve, net of tax effect, for USD 0.7 million and reserves related to the acquisition of non-controlling interest in subsidiaries according to IAS 27 for USD (58.9) million.

(4) Represents the difference between book value of non-monetary contributions received from shareholders under Luxembourg GAAP and IFRS.

Dividends may be paid by Ternium to the extent distributable retained earnings calculated in accordance with Luxembourg law and regulations exist. Therefore, retained earnings included in these consolidated condensed interim financial statements may not be wholly distributable. See Note 11 (iii).

The accompanying notes are an integral part of these consolidated condensed interim financial statements. These consolidated condensed interim financial statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2014.

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of March 31, 2015 and for the three-month periods ended March 31, 2015 and 2014 (All amounts in USD thousands)

Consolidated Condensed Interim Statements of Cash Flows

		Three-month period ended March 31,
	Notes	2015	2014
		(Unaudited)
Cash flows from operating activities
(Loss) Profit for the period		(22,161)	188,224
Adjustments for:
Depreciation and amortization	7 & 8	109,295	97,918
Income tax accruals less payments		26,151	48,625
Equity in losses (earnings) of non-consolidated companies		132,700	(2,650)
Interest accruals less payments		(1,945)	1,738
Changes in provisions		666	536
Changes in working capital (1)		69,929	(368,944)
Results on the sale of participation in subsidiary company		1,739	-
Net foreign exchange results and others		7,417	10,636

Net cash provided by operating activities		323,791	(23,917)

Cash flows from investing activities
Capital expenditures	7 & 8	(83,828)	(103,587)
Investment in non-consolidated companies - Techgen		-	(3,010)
Loans to non-consolidated companies		-	(40,906)
Sale of participation in subsidiary company, net of cash disposed		(673)	-
(Increase) Decrease in other investments		(27,692)	30,635
Proceeds from the sale of property, plant and equipment		360	272

Net cash used in investing activities		(111,833)	(116,596)

Cash flows from financing activities
Contributions from non-controlling shareholders in consolidated subsidiaries		30,870	-
Proceeds from borrowings		128,013	248,057
Repayments of borrowings		(318,317)	(191,605)

Net cash provided by (used in) financing activities		(159,434)	56,452

Increase (Decrease) in cash and cash equivalents		52,524	(84,061)

Movement in cash and cash equivalents
At January 1,		213,303	307,218
Effect of exchange rate changes		(304)	(7,856)
Increase (Decrease) in cash and cash equivalents		52,524	(84,061)

Cash and cash equivalents as of March 31, (2)		265,523	215,301

(1) The working capital is impacted by non-cash movement of USD (24.4) million as of March 31, 2015 (USD (91.7) million as of March 31, 2014) due to the variations in the exchange rates used by subsidiaries with functional currencies different from the US dollar.

(2)  It includes restricted cash of USD 91 and USD 869 as of March 31, 2015 and 2014, respectively. In addition , the Company had other investments with a maturity of more than three months for USD 170,682 and USD 138,868 as of March 31, 2015 and 2014, respectively.

The accompanying notes are an integral part of these consolidated condensed interim financial statements. These consolidated condensed interim financial statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2014.

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of March 31, 2015 and for the three-month periods ended March 31, 2015 and 2014

Notes to the Financial Statements

1.    GENERAL INFORMATION AND BASIS OF PRESENTATION

Ternium S.A. (the “Company” or “Ternium”), was incorporated on December 22, 2003 to hold investments in flat and long steel manufacturing and distributing companies.  The Company has an authorized share capital of a single class of 3.5 billion shares having a nominal value of USD 1.00 per share.  As of March 31, 2015, there were 2,004,743,442 shares issued.  All issued shares are fully paid.

Following a corporate reorganization carried out during fiscal year 2005, in January 2006 the Company successfully completed its registration process with the United States Securities and Exchange Commission (“SEC”).  Ternium’s ADSs began trading on the New York Stock Exchange under the symbol “TX” on February 1, 2006.  The Company’s initial public offering was settled on February 6, 2006.

The Company was initially established as a public limited liability company (société anonyme) under Luxembourg’s 1929 holding company regime.  Until termination of such regime on December 31, 2010, holding companies incorporated under the 1929 regime (including the Company) were exempt from Luxembourg corporate and withholding tax over dividends distributed to shareholders.

On January 1, 2011, the Company became an ordinary public limited liability company (société anonyme) and, effective as from that date, the Company is subject to all applicable Luxembourg taxes (including, among others, corporate income tax on its worldwide income) and its dividend distributions will generally be subject to Luxembourg withholding tax.  However, dividends received by the Company from subsidiaries in high income tax jurisdictions, as defined under Luxembourg law, will continue to be exempt from corporate income tax in Luxembourg under Luxembourg’s participation exemption.

As part of the Company’s corporate reorganization in connection with the termination of Luxembourg’s 1929 holding company regime, on December 6, 2010, the Company contributed its equity holdings in all its subsidiaries and all its financial assets to its Luxembourg wholly-owned subsidiary Ternium Investments S.à r.l., or Ternium Investments, in exchange for newly issued corporate units of Ternium Investments. As the assets contributed were recorded at their historical carrying amount in accordance with Luxembourg GAAP, the Company’s December 2010 contribution of such assets to Ternium Investments resulted in a non-taxable revaluation of the accounting value of the Company’s assets under Luxembourg GAAP. The amount of the December 2010 revaluation was equal to the difference between the historical carrying amounts of the assets contributed and the value at which such assets were contributed and amounted to USD 4.0 billion. However, for the purpose of these consolidated condensed interim financial statements, the assets contributed by Ternium to its wholly-owned subsidiary Ternium Investments were recorded based on their historical carrying amounts in accordance with IFRS, with no impact on the financial statements.

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of March 31, 2015 and for the three-month periods ended March 31, 2015 and 2014

1.    GENERAL INFORMATION AND BASIS OF PRESENTATION (continued)

Following the completion of the corporate reorganization, and upon its conversion into an ordinary Luxembourg holding company, the Company voluntarily recorded a special reserve exclusively for tax-basis purposes. As of December 31, 2014 and 2013, this special reserve amounted to USD 7.3 billion and USD 7.5 billion, respectively. The Company expects that, as a result of its corporate reorganization, its current overall tax burden will not increase, as all or substantially all of its dividend income will come from high income tax jurisdictions. In addition, the Company expects that dividend distributions for the foreseeable future will be imputed to the special reserve and therefore should be exempt from Luxembourg withholding tax under current Luxembourg law.

The name and percentage of ownership of subsidiaries that have been included in consolidation in these Consolidated Condensed Interim Financial Statements is disclosed in Note 2 to the audited Consolidated Financial Statements for the year ended December 31, 2014.

Certain comparative amounts have been reclassified to conform to changes in presentation in the current period.

The preparation of Consolidated Condensed Interim Financial Statements requires management to make estimates and assumptions that might affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the statement of financial position, and also the reported amounts of revenues and expenses for the reported periods. Actual results may differ from these estimates.

Material intercompany transactions and balances have been eliminated in consolidation. However, the fact that the functional currency of the Company’s subsidiaries differ, results in the generation of foreign exchange gains and losses that are included in the Consolidated Condensed Interim Income Statement under “Other financial  income (expenses), net”.

These Consolidated Condensed Interim Financial Statements have been approved for issue by the Board of Directors of Ternium on April 29, 2015.

2.    ACCOUNTING POLICIES

These Consolidated Condensed Interim Financial Statements have been prepared in accordance with IAS 34, “Interim Financial Reporting” and are unaudited. These Consolidated Condensed Interim Financial Statements should be read in conjunction with the audited Consolidated Financial Statements for the year ended December 31, 2014, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), and adopted by the European Union (“EU”). Recently issued accounting pronouncements were applied by the Company as from their respective dates.

These Consolidated Condensed Interim Financial Statements have been prepared following the same accounting policies used in the preparation of the audited Consolidated Financial Statements for the year ended December 31, 2014.

None of the accounting pronouncements issued after December 31, 2014, and as of the date of these Consolidated Condensed Interim Financial Statements have a material effect on the Company’s financial condition or result or operations.

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of March 31, 2015 and for the three-month periods ended March 31, 2015 and 2014

3.    SEGMENT INFORMATION

REPORTABLE OPERATING SEGMENTS

The Company is organized in two reportable segments: Steel and Mining.

The Steel segment includes the sales of steel products, which comprises slabs, hot rolled coils and sheets, cold rolled coils and sheets, tin plate, welded pipes, hot dipped galvanized and electro-galvanized sheets, pre-painted sheets, billets (steel in its basic, semi-finished state), wire rod and bars and other tailor-made products to serve its customers’ requirements.

The Steel segment comprises three operating segments: Mexico, Southern Region and Other markets. These three segments have been aggregated considering the economic characteristics and financial effects of each business activity in which the entity engages; the related economic environment in which it operates; the type or class of customer for the products; the nature of the products; and the production processes. The Mexico operating segment comprises the Company’s businesses in Mexico. The Southern region operating segment manages the businesses in Argentina, Paraguay, Chile, Bolivia and Uruguay. The Other markets operating segment includes businesses mainly in United States, Colombia, Guatemala, Costa Rica, El Salvador, Nicaragua and Honduras.

The Mining segment includes the sales of mining products, mainly iron ore and pellets, and comprises the mining activities of Las Encinas, an iron ore mining company in which Ternium holds a 100% equity interest and the 50% of the operations and results performed by Peña Colorada, another iron ore mining company in which Ternium maintains that same percentage over its equity interest. Both mining operations are located in Mexico.

Ternium’s Chief Operating Decision Maker (CEO) holds monthly meetings with senior management, in which operating and financial performance information is reviewed, including financial information that differs from IFRS principally as follows:

- The use of direct cost methodology to calculate the inventories, while under IFRS is at full cost, including absorption of production overheads and depreciation.

- The use of costs based on previously internally defined cost estimates, while, under IFRS, costs are calculated at historical cost (with the FIFO method).

- Other timing and non-significant differences.

Most information on segment assets is not disclosed as it is not reviewed by the CODM.

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of March 31, 2015 and for the three-month periods ended March 31, 2015 and 2014

3.    SEGMENT INFORMATION (continued)

	Three-month period ended March 31, 2015 (Unaudited)
	Steel	Mining	Inter-segment eliminations	Total

IFRS

Net sales	2,125,493	56,985	(56,403)	2,126,075
Cost of sales	(1,720,184)	(57,957)	49,838	(1,728,303)
Gross profit	405,309	(972)	(6,565)	397,772

Selling, general and administrative expenses	(193,962)	(3,404)	-	(197,366)
Other operating income, net	4,000	(260)	-	3,740

Operating income - IFRS	215,347	(4,636)	(6,565)	204,146

Management view

Net sales	2,125,493	64,025	(63,443)	2,126,075
Operating income	283,524	5,135	(1,475)	287,184

Reconciliation items:

Differences in Cost of sales				(83,038)

Operating income - IFRS				204,146

Financial income (expense), net				(5,799)
Equity in (losses) earnings of non-consolidated companies				(132,700)

Income before income tax expense - IFRS				65,647

Depreciation and amortization - IFRS	(96,694)	(12,601)	-	(109,295)

	Three-month period ended March 31, 2014 (Unaudited)
	Steel	Mining	Inter-segment eliminations	Total

IFRS

Net sales	2,137,660	76,230	(64,497)	2,149,393
Cost of sales	(1,646,287)	(55,076)	63,988	(1,637,375)
Gross profit	491,373	21,154	(509)	512,018

Selling, general and administrative expenses	(192,158)	(3,442)	-	(195,600)
Other operating income, net	2,304	267	-	2,571

Operating income - IFRS	301,519	17,979	(509)	318,989

Management view

Net sales	2,137,660	95,557	(83,824)	2,149,393
Operating income	174,660	36,354	(509)	210,505

Reconciliation items:

Differences in Cost of sales				108,484

Operating income - IFRS				318,989

Financial income (expense), net				(24,335)
Equity in (losses) earnings of non-consolidated companies				2,650

Income before income tax expense - IFRS				297,304

Depreciation and amortization - IFRS	(88,066)	(9,852)	-	(97,918)

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of March 31, 2015 and for the three-month periods ended March 31, 2015 and 2014

3.    SEGMENT INFORMATION (continued)

GEOGRAPHICAL INFORMATION

There are no revenues from external customers attributable to the Company’s country of incorporation (Luxembourg).

For purposes of reporting geographical information, net sales are allocated based on the customer’s location. Allocation of non-current assets is based on the geographical location of the underlying assets.

	Three-month period ended March 31, 2015 (Unaudited)
	Mexico	Southern region	Other markets	Total

Net sales	1,251,589	632,789	241,697	2,126,075

Non-current assets (1)	4,196,845	912,282	262,485	5,371,612

	Three-month period ended March 31, 2014 (Unaudited)
	Mexico	Southern region	Other markets	Total

Net sales	1,220,442	642,028	286,923	2,149,393

Non-current assets (1)	4,309,531	896,041	267,893	5,473,465

(1) Includes Property, plant and equipment and Intangible assets

4.    COST OF SALES

	Three-month period ended March 31,
	2015	2014
	(Unaudited)

Inventories at the beginning of the year	2,134,034	1,941,130
Translation differences	(18,748)	(117,935)
Plus: Charges for the period
Raw materials and consumables used and other movements	1,282,221	1,549,397
Services and fees	22,058	24,789
Labor cost	148,337	143,264
Depreciation of property, plant and equipment	85,454	80,798
Amortization of intangible assets	11,587	3,818
Maintenance expenses	113,175	102,240
Office expenses	1,500	1,441
Insurance	2,504	3,867
Change of obsolescence allowance	8,135	6,629
Recovery from sales of scrap and by-products	(6,722)	(11,239)
Others	4,931	4,828

Less: Inventories at the end of the period	(2,060,163)	(2,095,652)
Cost of Sales	1,728,303	1,637,375

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of March 31, 2015 and for the three-month periods ended March 31, 2015 and 2014

5.    SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

	Three-month period ended March 31,
	2015	2014
	(Unaudited)
Services and fees	17,039	15,363
Labor cost	56,481	58,359
Depreciation of property, plant and equipment	3,459	4,071
Amortization of intangible assets	8,795	9,231
Maintenance and expenses	1,218	1,450
Taxes	32,861	31,731
Office expenses	10,641	8,732
Freight and transportation	64,332	62,544
Increase (decrease) of allowance for doubtful accounts	(353)	660
Others	2,893	3,459
Selling, general and administrative expenses	197,366	195,600

6.    FINANCE EXPENSE, FINANCE INCOME AND FINANCIAL INCOME (EXPENSES) , NET

	Three-month period ended March 31,
	2015	2014
	(Unaudited)
Interest expense	(23,541)	(23,297)
Debt issue costs	(508)	(1,049)

Finance expense	(24,049)	(24,346)

Interest income	2,127	2,057
Change in fair value of financial assets	(401)	(1,224)

Finance income	1,726	833

Net foreign exchange gain (loss)	9,121	(1,004)
Derivative contract results	8,066	513
Others	(663)	(331)

Other financial income (expenses), net	16,524	(822)

7.    PROPERTY, PLANT AND EQUIPMENT, NET

	Three-month period ended March 31,
	2015	2014
	(Unaudited)
At the beginning of the year	4,481,027	4,708,895

Currency translation differences	(28,314)	(198,411)
Additions	75,822	91,890
Disposals	(4,246)	(2,129)
Depreciation charge	(88,913)	(84,869)
At the end of the period	4,435,376	4,515,376

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of March 31, 2015 and for the three-month periods ended March 31, 2015 and 2014

8.    INTANGIBLE ASSETS, NET

	Three-month period ended March 31,
	2015	2014
	(Unaudited)
At the beginning of the year	948,886	961,504

Currency translation differences	(274)	(2,063)
Additions	8,006	11,697
Amortization charge	(20,382)	(13,049)
At the end of the period	936,236	958,089

9.    INVESTMENTS IN NON-CONSOLIDATED COMPANIES

Company	Country of incorporation	Main activity	Voting rights as of		Value as of
			March 31, 2015	December 31, 2014	March 31, 2015 (unaudited)	December 31, 2014

Usinas Siderurgicas de Minas Gerais S.A. - USIMINAS	Brazil	Manufacturing and selling of steel products	32.88%	32.88%	1,019,992	1,390,717
Techgen S.A. de C.V.	Mexico	Provision of electric power	48.00%	48.00%	233	1,119
Other non-consolidated companies (1)					5,565	4,724
					1,025,790	1,396,560

(1) It includes the investments held in Finma S.A.I.F., Arhsa S.A., Techinst S.A., Recrotek  S.R.L. de C.V. and Gas Industrial de Monterrey S.A. de C.V.

(a) Techgen S.A. de C.V.

Techgen is a Mexican project company currently undertaking the construction and operation of a natural gas-fired combined cycle electric power plant in the Pesquería area of the State of Nuevo León, Mexico. As of February 2014, Ternium, Tenaris,  and Tecpetrol International S.A. (a wholly-owned subsidiary of San Faustin S.A., the controlling shareholder of both Ternium and Tenaris) completed their initial investments in Techgen. Techgen is currently owned 48% by Ternium, 30% by Tecpetrol and 22% by Tenaris.  Ternium and Tenaris also agreed to enter into power supply and transportation agreements with Techgen, pursuant to which Ternium and Tenaris will contract 78% and 22%, respectively, of Techgen’s power capacity of between 850 and 900 megawatts.  For commitments from Ternium in connection with Techgen, see note 11.

(b) Usinas Siderurgicas de Minas Gerais S.A. - USIMINAS

On January 16, 2012, the Company’s wholly-owned Luxembourg subsidiary Ternium Investments S.à r.l., together with the Company’s Argentine majority-owned subsidiary Siderar S.A.I.C., Siderar’s wholly-owned Uruguayan subsidiary Prosid Investments S.A., and Confab Industrial S.A., a Brazilian subsidiary of Tenaris S.A. (“TenarisConfab”), joined Usiminas’ existing control group through the acquisition of 84.7, 30.0, and 25.0 million ordinary shares, respectively. The rights and obligations of the control group members are governed under a shareholders agreement. As a result of these transactions, the control group, which holds 322.7 million ordinary shares representing the majority of Usiminas’ voting rights, is formed as follows: Nippon Steel & Sumitomo Metal Corporation Group (formerly Nippon Group) 46.1%, Ternium/Tenaris Group 43.3%, and CEU 10.6%.

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of March 31, 2015 and for the three-month periods ended March 31, 2015 and 2014

9. INVESTMENTS IN NON-CONSOLIDATED COMPANIES (continued)

On October 2, 2014, Ternium Investments entered into a purchase agreement with Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI for the acquisition of 51.4 million ordinary shares of Usiminas at a price of BRL 12 per share, for a total amount of BRL 616.7 million. On October 30, 2014, Ternium Investments completed the acquisition. These additional shares are not subject to the Usiminas shareholders agreement, but must be voted in accordance with the control group decisions.

Following the acquisition of these additional shares, Ternium (through Ternium Investments, Siderar and Prosid) owns 166.1 million ordinary shares, representing 32.9% of Usiminas’ ordinary shares (114.7 of which are subject to the Usiminas shareholders agreement). Ternium continues to hold 35.6% of Usiminas’ voting rights over the control group and has a participation in Usiminas’ results of 16.82%.

As of March 31, 2015, the value of the investment in Usiminas is comprised as follows:

Value of investment	USIMINAS

As of January 1, 2015	1,390,717
Share of results	(22,773)
Other comprehensive income	(238,262)
Impairment charge	(109,690)

As of March 31, 2015	1,019,992

At March 31, 2015, the closing price of the Usiminas’ ordinary shares as quoted on the BM&FBovespa Stock Exchange was BRL 21.50 (approximately USD 6.70) per share, giving Ternium’s ownership stake a market value of approximately USD 1,113.4 million.

The Company reviews periodically the recoverability of its investment in Usiminas. To determine the recoverable value, the Company estimates the value in use of the investment by calculating the present value of the expected cash flows. There is a significant interaction among the principal assumptions made in estimating Usiminas cash flow projections, which include iron ore and steel prices, foreign exchange and interest rates, Brazilian GDP and steel consumption in the Brazilian market.

As of March 31, 2015, Ternium performed an impairment test of its investment in Usiminas and subsequently wrote down such investment by USD 109.7 million. As a result, the recoverable value of the Company’s investment in Usiminas currently amounts to USD 1,020.0 million. The main changes to the Company’s previous estimation of its investment’s value in use that led to this impairment were related to expectations of lower prices of steel and iron ore, a weaker steel demand in Brazil, a weaker Brazilian Real to U.S. dollar exchange rate, a lower operating margin and a higher discount rate. As of March 31, 2015, the discount rate used to test the investment in Usiminas for impairment was 10.3%.

Since the acquisition of its investment in Usiminas and up to March 31, 2015, Ternium reduced the carrying value of its first investment by 59% through impairment charges, currency translation adjustments (CTA) due to the devaluation of the Brazilian currency against the US dollar, and the results of the company.  In the first quarter of 2015, the value of the investment in Usiminas declined by USD 370.7 million, mainly through CTA and impairment charges.

On April 22, 2015,  Usiminas approved its interim accounts as of and for the three-months ended March 31, 2015, which state that revenues, post-tax loss from continuing operations and shareholders’ equity  amounted to USD 934 million, USD 86 million and USD 5,126 million, respectively.

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of March 31, 2015 and for the three-month periods ended March 31, 2015 and 2014

9. INVESTMENTS IN NON-CONSOLIDATED COMPANIES (continued)

USIMINAS
Summarized balance sheet (in million USD)	As of March 31, 2015
Assets
Non-current	6,995
Current	2,663
Total Assets	9,658
Liabilities
Non-current	2,321
Current	1,573
Total Liabilities	3,894

Minority interest	638

Shareholders' equity	5,126

USIMINAS
Summarized income statement (in million USD)	Three-month period ended March 31, 2015
Net sales	934
Cost of sales	(849)
Gross profit	85
Selling, general and administrative expenses	(60)
Other operating income, net	(12)
Operating income	13
Financial expenses, net	(126)
Equity in earnings of associated companies	4
Loss before income tax	(109)
Income tax expense	27
Net loss before minority interest	(82)
Minority interest in other subsidiaries	(4)
Net loss for the period	(86)

 SEC review process. As part of its regular reviews of Ternium’s filings of financial statements, the Staff of the U.S. Securities and Exchange Commission (“SEC”) has issued comments regarding the carrying value of Ternium’s investment in Usiminas, including seeking explanations on Ternium’s value in use calculations and on the differences between value in use and certain fair value indicators.

After receiving the Staff’s comments, Ternium provided additional information to the Staff supporting the Company’s accounting treatment of the Usiminas investment under IFRS as of September 2014, and Ternium had further discussions with members of the Staff.

Discussions with the Staff continue. Ternium believes that its accounting of the Usiminas investment is in accordance with IFRS; however, if it is determined after the conclusion of this process that an additional impairment of the investment in Usiminas should be recorded in 2014, Ternium could be required to restate its financial statements for the year ended December 31, 2014.  A restatement of the 2014 financial statements could also result in a restatement of the financial statements for the first quarter of 2015.

The value of Ternium’s investment in Usiminas, which was determined by the application of IFRS and tested for impairment using the value in use calculation as per IAS 36, amounted to USD 1,301.5 million as of September 30, 2014, USD 1,390.7 million as of December 31, 2014 and USD 1,020.0 million as of March 31, 2015. The increase in the carrying value from September 30, 2014 to December 31, 2014 was related with the acquisition of additional Usiminas shares from PREVI at BRL12.0 (approximately USD 4.8) per ordinary share pursuant to an October 2, 2014 agreement.

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of March 31, 2015 and for the three-month periods ended March 31, 2015 and 2014

9. INVESTMENTS IN NON-CONSOLIDATED COMPANIES (continued)

The table below sets out certain information, expressed in U.S. dollars, regarding Ternium’s carrying value for its investment in Usiminas (expressed on a per share basis) at each of September 30, 2014, December 31, 2014 and March 31, 2015, as well as other potentially relevant indicators of the value of Usiminas ordinary shares.

	Amounts in USD per share
	Ternium reported carrying value	Usiminas book value	Quoted market value

September 30, 2014	11.3	7.0	2.7
December 31, 2014	8.4	6.4	4.6
March 31, 2015	6.1	5.2	6.7

At September 30, 2014 and December 31, 2014 the Company owns 114.7 million ordinary shares and 166.1 million ordinary shares of Usiminas, respectively.

The carrying value of Ternium’s investment in Usiminas as of September 30, 2014, was equivalent to USD 11.3 per ordinary share. If a further impairment charge is required to be recorded as of that date, for each USD 1.00 per share of impairment recorded, the aggregate carrying value would decrease by approximately USD 115 million and pretax profit for the nine months as of September 30, 2014, would decrease by the same amount.

As for the full year 2014, if the reported carrying value at September 30, 2014 was adjusted to a level between USD 11.3 and USD 9.2 per ordinary share, there would be no significant impact on Ternium’s profit or other comprehensive income, assuming no changes in the assumptions used for the value in use calculation at December 31, 2014. For each additional USD 1.00 reduction in adjusted carrying value per ordinary share at a level lower than USD 9.2, the effect on pretax profit and other comprehensive income for the full year 2014 would be a loss of USD 164 million and a gain of USD 11 million, respectively, and the aggregate carrying value would decrease by USD 153 million at December 31, 2014.

10.  DISTRIBUTION OF DIVIDENDS

On February 18, 2015, the Board of Directors proposed a dividend distribution of USD 0.09 per share (USD 0.90 per ADS), or approximately USD 180.4 million in the aggregate, which is subject to shareholders’ approval at the Company’s annual general shareholders’ meeting to be held on May 6, 2015.  If the annual dividend is approved at the annual general shareholders’ meeting, the payment date is expected to be on May 15, 2015.

11.  CONTINGENCIES, COMMITMENTS AND RESTRICTIONS ON THE DISTRIBUTION OF PROFITS

This note should be read in conjunction with Note 24 to the Company’s audited Consolidated Financial Statements for the year ended December 31, 2014.  Significant changes or events since the date of issue of such financial statements are as follows:

(i) Tax claims and other contingencies

(a) Siderar.  AFIP – Income tax claim for fiscal years 1995 to 1999

The Argentine tax authority (Administración Federal de Ingresos Públicos, or “AFIP”) has challenged the deduction from income of certain disbursements treated by Siderar as expenses necessary to maintain industrial installations, alleging that these expenses should have been treated as investments or improvements subject to capitalization. Accordingly, AFIP made income tax assessments against Siderar with respect to fiscal years 1995 through 1999.

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of March 31, 2015 and for the three-month periods ended March 31, 2015 and 2014

11.  CONTINGENCIES, COMMITMENTS AND RESTRICTIONS ON THE DISTRIBUTION OF PROFITS (continued)

As of March 31, 2015, Siderar’s aggregate exposure under these assessments (including principal, interest and fines) amounts to approximately USD 11.2 million. Siderar appealed each of these assessments before the National Tax Court, which, in successive rulings, reduced the amount of each of the assessments made by AFIP; the National Tax Court decisions were, however, further appealed by both Siderar and AFIP.

On May 15, 2014, Siderar was notified of a new National Tax Court ruling approving the AFIP assessment for fiscal year 1997 in an amount of approximately USD 0.8 million (including principal and interest); as the Tax Court did not grant a stay with respect to this decision, Siderar paid the full amount of the ruling, reserving its right to seek reimbursement of that payment.

Based on the recent National Tax Court decision, management believes that there could be an additional potential cash outflow in connection with this assessment and, as a result, Siderar recognized a provision which, as of March 31, 2015, amounts to USD 0.6 million.

(b) Companhia Siderúrgica Nacional (CSN) – Tender offer litigation

In 2013, the Company was notified of a lawsuit filed in Brazil by Companhia Siderúrgica Nacional (CSN) and various entities affiliated with CSN against Ternium Investments S.à r.l., its subsidiary Siderar, and Confab Industrial S.A., a Brazilian subsidiary of Tenaris S.A. The entities named in the CSN lawsuit had acquired a participation in Usinas Siderúrgicas de Minas Gerais S.A. – USIMINAS (Usiminas) in January 2012. The CSN lawsuit alleges that, under applicable Brazilian laws and rules, the acquirers were required to launch a tag-along tender offer to all non-controlling holders of Usiminas ordinary shares for a price per share equal to 80% of the price per share paid in such acquisition, or BRL 28.8, and seeks an order to compel the acquirers to launch an offer at that price plus interest. If so ordered, the offer would need to be made to 182,609,851 ordinary shares of Usiminas not belonging to Usiminas’ control group; Ternium Investments and Siderar’s respective shares in the offer would be 60.6% and 21.5%.

On September 23, 2013, the first instance court issued its decision finding in favor of the defendants and dismissing the CSN lawsuit. The claimants appealed the court decision and the defendants filed their response to the appeal. It is currently expected that the court of appeals will issue its judgment on the appeal within 2015.

Ternium is aware that on November 10, 2014, CSN filed a separate complaint with Brazil’s securities regulator Comissão de Valores Mobiliários (CVM) on the same grounds and with the same purpose as the lawsuit referred to above. The CVM proceeding is underway and the Company has not yet been served with process or requested to provide its response.

Finally, on December 11, 2014, CSN filed a claim with Brazil’s antitrust regulator Consejo Administrativo de Defesa Econômica (CADE). In its claim, CSN alleges that the antitrust clearance request related to the January 2012 acquisition, which was approved by CADE without restrictions in August 2012, contained a false and deceitful description of the acquisition aimed at frustrating the minority shareholders’ right to a tag-along tender offer, and requests that CADE investigate and reopen the antitrust review of the acquisition and suspend the Company’s voting rights in Usiminas until the review is completed. The case is currently under review by CADE’s Administrative Tribunal.

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of March 31, 2015 and for the three-month periods ended March 31, 2015 and 2014

11.  CONTINGENCIES, COMMITMENTS AND RESTRICTIONS ON THE DISTRIBUTION OF PROFITS (continued)

Ternium believes that all of CSN's claims and allegations are groundless and without merit, as confirmed by several opinions of Brazilian legal counsels and previous decisions by CVM, including a February 2012 decision determining that the above mentioned acquisition did not trigger any tender offer requirement, and, more recently, the first instance court decision on this matter first referred to above. Accordingly, no provision was recorded in these Consolidated Condensed Interim Financial Statements.

(c) Shareholder claims relating to the October 2014 acquisition of Usiminas shares

On April 14, 2015, the staff of the Brazilian securities regulator, the Comissão de Valores Mobiliários (CVM), determined that Ternium’s acquisition of 51.4 million ordinary shares of Usiminas, completed on October 30, 2014, triggered a requirement under applicable Brazilian laws and regulations for Usiminas’ controlling shareholders to launch a tender offer to all non-controlling holders of Usiminas ordinary shares. The CVM staff’s determination was made further to a request by Nippon Steel & Sumitomo Corporation and its affiliates, who alleged that Ternium’s 2014 acquisition had exceeded a threshold that triggers the tender offer requirement. In the CVM staff’s view, the 2014 acquisition exceeded the applicable threshold by 5.2 million shares. On April 29, 2015, Ternium filed an appeal before the CVM’s Board of Commissioners, which would stay the effects of the staff’s decision until such Board rules on the matter. In the event the appeal is not successful, under applicable CVM rules Ternium may elect to sell to third parties the 5.2 million shares allegedly acquired in excess of the threshold, in which case no tender offer would be required.

 (d) Potential Mexican income tax adjustment

In March 2015, the Mexican tax authorities, as part of a tax audit to Ternium Mexico with respect to fiscal year 2008, challenged the deduction by Ternium Mexico’s predecessor IMSA Acero of a tax loss arising from an intercompany sale of shares in December 2008. Although the tax authorities have not yet determined the amount of their claim, they have indicated in a preliminary report that they have observations that may result in an income tax adjustment currently estimated at approximately USD 34 million, plus interest and fines. Ternium Mexico requested an injunction from the Mexican courts against the audit observations, and also filed its defense and supporting documents with the Mexican tax authorities. The Company, based on the advice of counsel, believes that an unfavorable outcome in connection with this matter is not probable and, accordingly, no provision has been recorded in its financial statements.

(ii) Commitments

(a) Siderar entered into a contract with Tenaris, a related company of Ternium, for the supply of steam generated at the power generation facility that Tenaris owns in the compound of the Ramallo facility of Siderar. Under this contract, Tenaris has to provide 250 tn/hour of steam, and Siderar has the obligation to take or pay this volume. The amount of this outsourcing agreement totals          USD 49.1 million and is due to terminate in 2018.

(b) Siderar, within the investment plan, has entered into several commitments to acquire new production equipment for a total consideration of USD 66.7 million.

(c) Siderar assumed fixed commitments for the purchase of raw materials for a total amount of   USD 40.0 million to be expended until June 30, 2016.

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of March 31, 2015 and for the three-month periods ended March 31, 2015 and 2014

11.  CONTINGENCIES, COMMITMENTS AND RESTRICTIONS ON THE DISTRIBUTION OF PROFITS (continued)

(d) Siderar is a party to a long-term contract with Air Liquide Argentina S.A. for the supply of oxygen, nitrogen and argon. The agreement requires Siderar to take or pay minimum daily amounts of these gases for an aggregate amount of USD 39.0 million to satisfy Siderar’s current production needs through 2021, and to make incremental purchases of these gases for an aggregate amount of USD 131.4 million to satisfy the requirements through 2030.

(e) On December 20, 2000, Hylsa (Ternium Mexico’s predecessor) entered into a 25-year contract with Iberdrola Energia Monterrey, S.A. de C.V. (“Iberdrola”), a Mexican subsidiary of Iberdrola Energía, S.A., for the supply to four of Ternium Mexico’s plants of a contracted electrical demand of 111.2 MW. Iberdrola currently supplies approximately 24% of Ternium Mexico’s electricity needs under this contract. Although the contract was to be effective through 2027, on April 28, 2014, Ternium Mexico and Iberdrola entered into a new supply contract and terminated the previous one. In consideration of the termination of the previous contract, Iberdrola has granted Ternium Mexico a credit of USD 750 thousand per MW of the 111.2 MW contracted capacity, resulting over time in a total value of USD 73.5 million.  In addition, Iberdrola agreed to recognize to Ternium México USD 15 million through discounted rates. As a result of the above mentioned credit and discount, the company expects to incur in electricity rates comparable to those obtained in the past under the previous contract’s terms for a period that is estimated to be approximately 2 years. Following such period, Ternium Mexico’s rates under the contract will increase to market rates with a 2.5% discount; however, Ternium Mexico will be entitled to terminate the contract without penalty.

(f) Several Ternium Mexico’s subsidiaries which have facilities throughout the Mexican territory are parties to a long term energy purchase agreement for purchased capacity of electricity with Tractebel Energía de Monterrey, S. de R.L. de C.V., distributed among each plant defined as a capacity user.  Each capacity user is committed to pay Tractebel for the purchased capacity and for the net energy delivered. Ternium Mexico is required to provide its best estimate of its expected nomination for capacity and energy under the specific limits and timelines. The monthly payments are calculated considering the capacity charges, energy charges, back-up power charges, and transmission charges, less any steam credits. The contracted amount is of USD 108.0 million and the contract will terminate in 2018.

(g) Following the maturity of a previously existing railroad freight services agreement during 2013, in April 2014, Ternium México and Ferrocarril Mexicano, S. A. de C. V. (“Ferromex”) entered into a new railroad freight services agreement pursuant to which Ferromex will transport Ternium Mexico’s products through railroads operated by Ferromex for a term of five years through 2019. Subject to Ternium’s board approval, both Ternium Mexico and Ferromex would be required to make (within a period of 36 months) certain investments to improve the loading and unloading of gondolas. Ternium Mexico’s total investment commitment would amount to approximately USD 15.5 million, while Ferromex’s would amount to approximately USD 5.4 million. Under the agreement, Ternium Mexico has guaranteed to Ferromex a minimum average transport load of 200 metric tons per month in any six-month period.

In the event that the actual per-month average transport loads in any six-month period were lower than such guaranteed minimum, Ternium Mexico would be required to compensate Ferromex for the shortfall so that Ferromex receives a rate equivalent to a total transport load of 1,200 metric tons for such six-month period. However, any such compensation will not be payable if the lower transport loads were due to adverse market conditions, or to adverse operating conditions at Ternium Mexico’s facilities.

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of March 31, 2015 and for the three-month periods ended March 31, 2015 and 2014

11.  CONTINGENCIES, COMMITMENTS AND RESTRICTIONS ON THE DISTRIBUTION OF PROFITS (continued)

(h) Techgen is a party to transportation capacity agreements with Kinder Morgan Gas Natural de Mexico, S. de R.L. de C.V., Kinder Morgan Texas Pipeline LLC and Kinder Morgan Tejas Pipeline LLC for a purchasing capacity of 150,000 MMBtu/Gas per day starting on June 1, 2016 and ending on May 31, 2036. As of March 31, 2015, the outstanding value of this commitment was approximately USD 285 million. Ternium’s exposure under the guarantee in connection with these agreements amounts to USD 136.7 million, corresponding to the 48% of the agreements’ outstanding value as of March 31, 2015.

(i) Techgen is a party to a contract with GE Power Systems, Inc. and General Electric International Operations Company, Inc Mexico Branch for the purchase of power generation equipment and other services related to the equipment for an outstanding amount of approximately USD 238 million. These agreements required Techgen to issue stand-by letters of credit up to an amount of USD 47.5 million. Ternium’s exposure under the guarantee in connection with these stand-by letters of credit issued by Techgen is of USD 10.4 million.

(j) Ternium issued a Corporate Guarantee covering 48% of the obligations of Techgen under a syndicated loan agreement between Techgen and several banks led by Citigroup Global Markets Inc., Credit Agricole Corporate and Investment Bank, and Natixis, New York Branch acting as joint bookrunners. The loan agreement amounted to USD 800 million and the proceeds will be used by Techgen in the construction of the facility. As of March 31, 2015, disbursements under the loan agreement amounted USD 569 million, as a result the amount guaranteed by Ternium was approximately USD 273 million. If the loan is disbursed in full, the amount guaranteed by Ternium will be approximately USD 384 million. The main covenants under the Corporate Guarantee are limitations on the sale of certain assets and compliance with financial ratios (e.g. leverage ratio). As of March 31, 2015, Techgen was in compliance with all of its covenants.

(iii) Restrictions on the distribution of profits

Under Luxembourg law, at least 5% of net income per year calculated in accordance with Luxembourg law and regulations must be allocated to a reserve until such reserve equals 10% of the share capital. At December 31, 2013, this reserve reached the above-mentioned threshold.

As of December 31, 2014, Ternium may pay dividends up to USD 5.4 billion in accordance with Luxembourg law and regulations.

Shareholders' equity under Luxembourg law and regulations comprises the following captions:

As of December 31, 2014

Share capital	2,004,743
Legal reserve	200,474
Non distributable reserves	1,414,122
Accumulated profit at January 1, 2014	5,687,690
Loss for the year	(289,975)

Total shareholders' equity under Luxembourg GAAP	9,017,054

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of March 31, 2015 and for the three-month periods ended March 31, 2015 and 2014

12.    RELATED PARTY TRANSACTIONS

As of March 31, 2015, Techint Holdings S.à r.l. (“Techint”) owned 62.02% of the Company’ s share  capital and Tenaris Investments S.à r.l. (“Tenaris”) held 11.46% of the Company’s share capital.  Each of Techint and Tenaris were controlled by San Faustin S.A., a Luxembourg company (“San Faustin”). Rocca & Partners Stichting Administratiekantoor Aandelen San Faustin (“RP STAK”), a Dutch private foundation (Stichting), held shares in San Faustin sufficient in number to control San Faustin.  No person or group of persons controls RP STAK.

The following transactions were carried out with related parties:

	Three-month period ended March 31,
	2015	2014
	(Unaudited)
(i) Transactions
(a) Sales of goods and services
Sales of goods to other related parties	27,522	55,652
Sales of services and others to non-consolidated parties	313	708
Sales of services and others to other related parties	293	590

	28,128	56,950
(b) Purchases of goods and services
Purchases of goods from non-consolidated parties	38,142	70,505
Purchases of goods from other related parties	19,418	10,717
Purchases of services and others from non-consolidated parties	3,281	2,527
Purchases of services and others from other related parties	27,057	27,427

	87,898	111,176
(c) Financial results
Income with non-consolidated parties	-	78

	-	78
(d) Other income and expenses
Income (expenses), net with non-consolidated parties	2,075	155
Income (expenses), net with other related parties	167	-

	2,242	155

	March 31, 2015	December 31, 2014
	(Unaudited)

(ii) Period-end balances
(a) Arising from sales/purchases of goods/services
Receivables from non-consolidated parties	5,025	6,357
Receivables from other related parties	5,032	20,497
Advances from non-consolidated parties	10	7
Advances to suppliers with other related parties	443	498
Payables to non-consolidated parties	(19,774)	(24,626)
Payables to other related parties	(40,886)	(39,895)
	(50,150)	(37,162)

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of March 31, 2015 and for the three-month periods ended March 31, 2015 and 2014

13.    FAIR VALUE MEASUREMENT

IFRS 13 requires for financial instruments that are measured at fair value, a disclosure of fair value measurements by level. See note 28 of the Consolidated Financial Statements as of December 31, 2014 for definitions of levels of fair values and figures at that date.

The following table presents the assets and liabilities that are measured at fair value:

	Fair value measurement as of March 31, 2015 (in USD thousands):
Description	Total	Level 1	Level 2

Financial assets at fair value through profit or loss
Cash and cash equivalents	264,406	264,406	-
Other investments	120,216	82,147	38,069
Derivative financial instruments	4,529	-	4,529

Total assets	389,151	346,553	42,598

Financial liabilities at fair value through profit or loss
Derivative financial instruments	1,710	-	1,710

Total liabilities	1,710	-	1,710

	Fair value measurement as of December 31, 2014 (in USD thousands):
Description	Total	Level 1	Level 2

Financial assets at fair value through profit or loss
Cash and cash equivalents	197,058	197,057	-
Other investments	82,502	56,466	26,036
Derivative financial instruments	4,338	-	4,338

Total assets	283,898	253,524	30,374

Financial liabilities at fair value through profit or loss
Derivative financial instruments	1,376	-	1,376

Total liabilities	1,376	-	1,376

There were no significant transfers between Level 1 and Level 2 of the fair value hierarchy and there were no financial assets and liabilities considered as Level 3.

14.    SUBSEQUENT EVENTS

On January 20, 2015, Ternium announced that it had entered into a definitive agreement to acquire the remaining 46% minority interest in its Colombian subsidiary Ferrasa for a total consideration of USD 74.0 million. The company completed this acquisition on April 7, 2015.

Pablo Brizzio

Chief Financial Officer